Exhibit 12.1

Associated Materials, LLC

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands)

	Years Ended				Years Ended		Quarter Ended
	January 3, 2009	January 2, 2010	January 3, 2010 to October 12, 2010	October 13, 2010 to January 1, 2011	December 31, 2011	December 29, 2012	March 31, 2012	March 30, 2013
	Predecessor			Successor
Earnings:
Income (loss) before income taxes	$(23,335)	$23,048	$(66,054)	$(56,462)	$(223,223)	$(32,762)	$(37,101)	$(31,175)
Plus: Fixed charges	93,727	88,812	67,895	18,621	87,982	87,544	21,821	21,848

Total earnings (loss)	$70,392	$111,860	$1,841	$(37,841)	$(135,241)	$54,782	$(15,280)	$(9,327)

Fixed charges:
Interest expense	$82,567	$77,352	$58,759	$16,120	$75,729	$75,520	$18,687	$18,841
Plus: Imputed interest on operating leases	11,160	11,460	9,136	2,501	12,253	12,024	3,134	3,007

Total fixed charges	$93,727	$88,812	$67,895	$18,621	$87,982	$87,544	$21,821	$21,848

Ratio of earnings to fixed charges	0.75	1.26	0.03	— (1)	— (1)	0.63	— (1)	— (1)

(1)	For the predecessor year ended January 3, 2009, the predecessor period January 3, 2010 to October 12, 2010, the successor period October 13, 2010 to January 1, 2011, the years ended December 31, 2011 and December 29, 2012 and the quarters ended March 31, 2012 and March 30, 2013, earnings were not adequate to cover fixed charges by $23.3 million, $66.1 million, $56.5 million, $223.2 million, $32.8 million, $37.1 million and $31.1 million, respectively.